SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Subject Company)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
591695101
(CUSIP Number of Class of Securities)
Natalia Alexeeva, Esq.
Vice President and General Counsel
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, North Carolina 28227
(704) 321-7380
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:
James M. Dubin, Esq.
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 4 is to amend and supplement Items 4 and 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission by Metromedia International Group, Inc., a Delaware corporation (the “Company” or “Metromedia”), on July 18, 2007, as amended by Amendment No. 1 filed on August 1, 2007, Amendment No. 2 filed on August 2, 2007 and Amendment No. 3 filed on August 3, 2007, in respect of the tender offer commenced on July 18, 2007, by CaucusCom Mergerco Corp., a Delaware corporation and a wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership, and to add an additional exhibit and to revise the Exhibit Index accordingly. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Statement or the Offer to Purchase (as defined in the Statement), as applicable. The Statement is hereby further amended and supplemented as follows:
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs at the end of the section therein entitled “Background”:
     “On August 7, 2007, the Company issued a press release announcing that, following an evaluation of the unsolicited alternative proposal submitted on August 1, 2007 and clarified on August 6, 2007 by Fursa, owner of 7,907,610 shares of Company common stock (approximately 7.7% of the issued and outstanding shares as of July 17, 2007), to acquire all issued and outstanding shares of Metromedia common stock, other than the 7,907,610 shares already owned by Fursa, at a purchase price of $2.05 per share in cash, the Metromedia board, after consultation with its financial and legal advisors, has authorized the Company and its representatives, subject to execution by Fursa of an acceptable confidentiality agreement, to provide information to and enter into discussions with Fursa and its representatives regarding Fursa’s unsolicited proposal.”
ITEM 9. EXHIBITS

Exhibit
Number	Description
(a)(11)	Press Release issued by Metromedia International Group, Inc. on August 7, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

METROMEDIA INTERNATIONAL GROUP, INC.
By:	/s/ Mark S. Hauf
	Name:	Mark S. Hauf
	Title:	Chairman and Chief Executive Officer

Dated: August 7, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(11)	Press Release issued by Metromedia International Group, Inc. on August 7, 2007